Exhibit 99.2

14 November 2013	For analyst and media enquiries, please call Sean O’Sullivan on +61 2 8845 3352

2nd quarter net operating profit US$56.3m

Six month net operating profit US$108.3m

(excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments)

James Hardie announces a financial year 2014

first half dividend of US8.0 cents per security

James Hardie today announced a US$56.3 million net operating profit, excluding asbestos, Australian Securities and Investments Commission (“ASIC”) expenses, New Zealand product liability expenses and tax adjustments, for the quarter ended 30 September 2013, which is a 45% increase compared to the prior corresponding quarter’s US$38.9 million. For the half year, net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 31% to US$108.3 million from US$82.7 million in the prior corresponding half year.

Net operating profit increased to US$51.9 million, from US$15.0 million in the prior corresponding quarter, as discussed below. Net operating profit increased to US$194.1 million, from US$83.5 million in the prior corresponding half year, as discussed below.

CEO Commentary

“The second quarter results for our US and European business reflect increased volumes and a 25% increase in net sales revenue, capitalizing on the continued improvement in US housing market conditions relative to last year,” said James Hardie CEO, Louis Gries.

He continued, “Last year, we invested significantly in organisational capability in expectation of market growth in the US. This year we are benefiting from that investment, as evidenced by improved EBIT margins, which at 22% are now within our target EBIT margin range. For the quarter EBIT increased 53% for the US and European business to US$67.3 million on a volume increase of 21%.”

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 10. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

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“The underlying performance of the Asia Pacific division was strong in the second quarter. However, a stronger US dollar partially offset the improved financial performance in local currencies,” said Mr Gries

“In anticipation of a continued recovery in the US housing market, and further market penetration, we are investing in expanded production capacity. The board today approved new capital investments totalling approximately US$100 million for increased capacity in our Plant City, Florida and Cleburne, Texas facilities. This is in addition to the refurbishment of our Fontana plant, which remains on schedule for an early 2014 reopening,” said Mr Gries.

USA and Europe Fibre Cement Net Sales

During both the quarter and half year, net sales increased due to both higher sales volume and a higher average net sales price. The increase in sales volume during the quarter and half year was primarily due to increased activity in the new construction market segment, and a modest growth in the repair and remodel market segment, as a result of improved housing market conditions and market penetration, relative to the prior corresponding periods. The increase in the average net sales price reflects the execution of the company’s product-specific and geography-specific pricing strategies, and also reflects the reduction of pricing inefficiencies, when compared to the prior corresponding periods.

The release of housing starts data for the month ended 30 September 2013 has been delayed due to the US government shutdown. According to the US Census Bureau, average monthly single family housing starts, which are one of the key drivers of the company’s performance, were 56,800 for the two months ended 31 August 2013, 15% above the prior corresponding two-month average. The average monthly single family housing starts were 57,500 in the five months ended 31 August 2013, 15% above the prior corresponding five-month average.

Asia Pacific Fibre Cement Net Sales

In Australian dollars, net sales in each of the Asia Pacific businesses increased in both the quarter and the half year compared to the previous corresponding periods due to an increase in sales volume and average net sales price. The increase in net sales primarily reflects the improvement in Australia’s new housing market; however, revenue growth was constrained by a reduction in repair and remodel market activity during both the quarter and the half year, relative to the prior corresponding periods. Further, the increase in net sales also reflects the continued increase in activity in the New Zealand housing market compared to the prior corresponding periods.

According to Australian Bureau of Statistics data, the total number of dwellings approved for the quarter ended 30 September 2013 were 47,400, 22% above the prior corresponding quarter. For the half year, the total number of dwellings approved were 89,400, 15% above the prior corresponding half year. However, approvals for detached houses, which are the primary driver of the Asia Pacific business’ sales volume, were 26,900 for the quarter, an increase of 11%, when compared to the prior corresponding quarter. For the half year, approvals for detached houses were 51,900, an increase of 14%, compared to the prior corresponding half year.

According to Statistics New Zealand data, the total number of dwelling consents for the quarter ended 31 September 2013 were 5,500, 22% above the prior corresponding quarter. For the half year ended 30 September 2013, the total number of dwelling consents were

Media Release: James Hardie – 2nd Quarter and Half Year FY14	2

10,800, 29% above the prior corresponding half year. Further, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,000 for the quarter, an increase of 27%, when compared to the prior corresponding quarter. For the half year, consents for dwellings excluding apartments, were 9,700, an increase of 29%, compared to the prior corresponding half year.

Operating Performance

EBIT for the quarter increased from US$22.8 million in the prior corresponding quarter to US$67.8 million. EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses increased 41% to US$72.7 million during the quarter compared to US$51.6 million in the prior corresponding quarter.

EBIT for the half year increased from US$105.3 million in the prior corresponding half year to US$224.7 million. EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses increased 28% to US$140.2 million during the half year compared with US$109.3 million in the prior corresponding half year.

2nd Quarter and Half Year Results at a Glance
	Q2	Q2%		HY	HY	%
US$ Millions	FY 2014	FY 2013	Change	FY 2014	FY 2013	Change

Net sales	$392.0	$334.4	17	$764.2	$674.1	13

Gross profit	133.1	111.3	20	259.4	221.3	17

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	72.7	51.6	41	140.2	109.3	28

AICF SG&A expenses	(0.5)	(0.4)	(25)	(1.0)	(0.7)	(43)

Asbestos adjustments	(4.1)	(22.4)	82	90.4	2.8

ASIC expenses	-	(0.3)		-	(0.4)

New Zealand product liability expenses	(0.3)	(5.7)	95	(4.9)	(5.7)	14

EBIT	67.8	22.8		224.7	105.3

Net interest (expense) income	(0.4)	-		(0.3)	0.2

Other income	0.1	0.3	(67)	0.2	0.7	(71)

Income tax expense	(15.6)	(8.1)		(30.5)	(22.7)	(34)

Net operating profit	51.9	15.0		194.1	83.5

Diluted earnings per share (US cents)	11.7	3.0		43.8	19.0

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter increased 53% from US$44.0 million in the prior corresponding quarter to US$67.3 million. EBIT margin for the quarter was 4.0 percentage points higher at 22.5%.

For the half year, USA and Europe Fibre Cement EBIT increased 34% from US$94.3 million in the prior corresponding half year to US$126.7 million. For the six months ended 30 September 2013, the EBIT margin was 2.8 percentage points higher at 22.0%, as a result of the first quarter and second quarter EBIT margins of 21.4% and 22.5%, respectively.

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Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter increased from US$15.6 million in the prior corresponding quarter to US$21.8 million. EBIT margin was 7.2 percentage points higher at 23.4%.

Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses for the quarter increased 4% from US$21.3 million in the prior corresponding quarter to US$22.1 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses for the quarter increased 15%. EBIT margin excluding New Zealand product liability expenses was 1.6 percentage points higher for the quarter at 23.7%.

Asia Pacific Fibre Cement EBIT increased from US$33.3 million in the prior corresponding half year to US$38.3 million. EBIT margin was 2.3 percentage points higher at 20.4%.

For the half year, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses increased 11% from US$39.0 million to US$43.2 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses increased 18% compared to the prior corresponding half year. EBIT margin excluding New Zealand product liability expenses was 1.9 percentage points higher for the half year at 23.1%.

Net Operating Profit

Net operating profit increased from US$15.0 million in the prior corresponding quarter to US$51.9 million, including unfavourable asbestos adjustments of US$4.1 million, New Zealand product liability expenses of US$0.3 million and ASIC expenses of nil. The asbestos adjustments were a result of a 1% appreciation of the Australian dollar against the US dollar between 30 June 2013 and 30 September 2013. During the prior corresponding quarter, net operating profit included unfavourable asbestos adjustments of US$22.4 million, ASIC expenses of US$0.3 million and New Zealand product liability expenses of US$5.7 million.

Net operating profit increased from US$83.5 million in the prior corresponding half year to US$194.1 million, including favourable asbestos adjustments of US$90.4 million, New Zealand product liability expenses of US$4.9 million and ASIC expenses of nil. The asbestos adjustments were a result of an 11% depreciation of the Australian dollar against the US dollar between 31 March 2013 and 30 September 2013. During the prior corresponding half year, net operating profit included favourable asbestos adjustments of US$2.8 million, ASIC expenses of US$0.4 million and New Zealand product liability expenses of US$5.7 million.

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	Q2	Q2%		HY	HY	%
US$ Millions	FY 2014	FY 2013	Change	FY 2014	FY 2013	Change

Net operating profit	$51.9	$15.0		$194.1	$83.5

Excluding:
Asbestos:
Asbestos adjustments	4.1	22.4	(82)	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	25	1.0	0.7	43
AICF interest income	(0.7)	(1.1)	36	(1.8)	(2.2)	18

ASIC expenses	-	0.3		-	0.4

New Zealand product liability expenses	0.3	5.7	(95)	4.9	5.7	(14)

Asbestos and other tax adjustments	0.2	(3.8)		0.5	(2.6)

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$56.3	$38.9	45	$108.3	$82.7	31

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	12.7	8.8	44	24.4	18.8	30

Capacity Expansion

The company is proceeding with its previously announced plans to increase the production capacity of the USA and Europe Fibre Cement business. These plans now include:

•	a fourth sheet machine and ancillary facilities at the company’s Plant City, Florida location with an investment of US$65.0 million with nominal capacity of 240 mmsf[1]; and
•	a third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an investment of US$37.0 million with nominal capacity of 200 mmsf[1].

The company expects both the Plant City and Cleburne projects to be commissioned by mid-2015 calendar year.

The refurbishment of the Fontana, California plant at a cost of US$34.0 million remains on schedule and is expected to re-open in early calendar year 2014 with nominal capacity of 300 mmsf1.

During the first quarter of financial year 2014, the company completed the purchase of the previously-leased land and buildings at the Carole Park, Brisbane plant prior to capital expenditure and commercial investments to increase the plant’s production capacity at a total estimated cost of approximately A$89.0 million.

1 Nominal capacities are based on production of 5/16” HardieZone 10 product, without regard to actual or anticipated product mix.

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Cash Flow

Net operating cash flow moved from net cash used of US$7.8 million in the prior corresponding half year to net cash generated of US$175.4 million primarily due to the following:

•

prior year tax payment of US$81.3 million in respect of fiscal year 2012 which arose from the favourable conclusion of RCI Pty Ltd’s (“RCI’s”) disputed fiscal year 1999 amended tax assessment with the Australian Taxation Office (“ATO”);

•	a decrease in the company’s contribution to AICF from US$45.4 million in the prior corresponding half year to nil in the half year;
•	higher earnings; and
•	net favourable movements in working capital in the current half year compared to the prior corresponding half year.

For the half year ended 30 September 2013, net capital expenditure for the purchase of property, plant and equipment increased to US$44.0 million, compared to US$25.4 million in the prior corresponding half year. The increase in net capital expenditure is primarily a result of the purchase of the previously-leased land and buildings located at the company’s Carole Park, Brisbane plant and refurbishment of idled manufacturing assets at the Fontana, California plant which is scheduled to be re-commissioned in early calendar year 2014.

Dividends paid during the half year decreased to US$163.6 million, reflecting a payment of US37.0 cents per security, compared to US$166.4 million in the prior corresponding half year, reflecting a payment of US38.0 cents per security.

Outlook

The US operating environment continues to reflect an increasing number of housing starts and improving house values. According to the National Association of Home Builders (“NAHB”), average monthly single family building permits were 59,000 for the five months ended 31 August 2013, an increase of 23%, and multi-family building permits were 29,500, an increase of 12%, relative to the prior corresponding five month period.

Given the further improvement in underlying market demand and the financial performance of the USA and Europe Fibre Cement business year-to-date, EBIT-to-revenue margin in the segment is expected to be above 20% for fiscal year 2014, absent the occurrence of major external factors that could adversely impact the US operating environment in the second half of the financial year.

In Australia, total dwelling approvals for the first half of fiscal year 2014 were 89,400, an increase of 22% compared to the previous corresponding half year. In the month ended 30 September 2013, multi-family unit starts accounted for a record 50% of total housing starts. While overall starts are favourable, single family unit starts, a key indicator of underlying demand for our business continues to decrease as a proportion of total starts. Accordingly, earnings from the Australian business are expected to be only slightly improved compared to the prior year.

The New Zealand business continues to deliver improved results supported by a stronger local housing market, particularly in the Auckland and Christchurch areas, when compared with recent years.

The Philippines business continues to experience steady growth in its core market segments and is expected to deliver consistent earnings in the remainder of the financial year.

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Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$164 million and US$181 million. Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments to be between US$180 million and US$195 million assuming, among other things, housing industry conditions in the United States continue to improve and that an average exchange rate of approximately US$0.93/A$1.00 applies for the balance of the year ending 31 March 2014.

The comparable net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments for fiscal year 2013 was US$140.8 million.

Management cautions that although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile.

The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Dividends and Future Shareholder Returns

FY2014 First Half Dividend

The company today announced an ordinary dividend of US8.0 cents per security (“FY2014 first half dividend”) compared with US5.0 cents per security in the prior corresponding period. The FY2014 first half dividend was announced in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013.

Irish Dividend Withholding Tax

The FY2014 first half dividend will be the first dividend since the company transferred its domicile from The Netherlands to Ireland which will not be exempt from Irish dividend withholding tax (“Irish DWT”) under transitional arrangements agreed between Irish Revenue and the company. The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (“DWT Form”).

In general, beneficial owners, superannuation funds and pension funds who are resident for tax purposes in Australia, New Zealand, the United States and the United Kingdom and who return a validly completed DWT Form will be exempt from Irish DWT. The DWT Form is required to be completed and signed by the beneficial owner, who may be different from the registered shareholder. The company will be mailing requisite forms together with an investor guide to all registered shareholders shortly.

Shareholders who have not completed a DWT Form may be able to claim a refund of Irish DWT (by way of a euro-denominated cheque) directly from Irish Revenue.

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Increase in Dividend Payout Ratio

The company also announced today that for dividends payable in respect of FY2014 and future financial years, the dividend payout ratio will increase from between 30% and 50% to between 50% and 70% of annual net operating profit (excluding asbestos adjustments).

FY2013 Ordinary and Special Dividends

The company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half ordinary dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) on 26 July 2013. The total amount of the FY2013 second half ordinary dividend and FY2013 special dividend together was US$163.6 million. Additionally, the company announced an ordinary dividend of US5.0 cents per security (“FY2013 first half ordinary dividend”) on 15 November 2012. The FY2013 first half ordinary dividend, FY2013 second half ordinary dividend and FY2013 special dividend totalled US42.0 cents per security and were paid from earnings in FY2013.

Share Buyback

In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital. During the six months ended 30 September 2013, the company repurchased 221,000 shares of its common stock, with an aggregate cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20). These shares were cancelled during the second quarter of the current financial year.

The company will be undertaking a further review of its capital structure and capital management objectives and expects to be in a position to make further distributions to shareholders in the near term as follows:

1)	subject to share price levels, the company intends to repurchase shares under the existing share buyback program, which expires in May 2014; and

2)

to the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;
•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;
•	global economic conditions and outlook; and
•	total net operating profit (excluding asbestos adjustments) for financial year 2014.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 September 2013 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements.

Readers are referred to Notes 7, 9 and 10 of the company’s 30 September 2013 Condensed Consolidated Financial Statements for more information regarding the company’s asbestos liability, New Zealand product liability and income tax related issues, respectively.

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8845 3352
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 14 November 2013, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand product liability expenses (“New Zealand product liability expenses”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and	Consolidated Statements of Operations
Media Release	and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

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Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

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Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

EBIT	$67.8	$22.8	$224.7	$105.3

Asbestos:
Asbestos adjustments	4.1	22.4	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	1.0	0.7
ASIC expenses	-	0.3	-	0.4
New Zealand product liability expenses	0.3	5.7	4.9	5.7

EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses	72.7	51.6	140.2	109.3

Net sales	$392.0	$334.4	$764.2	$674.1

EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses	18.5%	15.4%	18.3%	16.2%

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Net operating profit	$51.9	$15.0	$194.1	$83.5
Asbestos:
Asbestos adjustments	4.1	22.4	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	1.0	0.7
AICF interest income	(0.7)	(1.1)	(1.8)	(2.2)
ASIC expenses	-	0.3	-	0.4
New Zealand product liability expenses	0.3	5.7	4.9	5.7
Asbestos and other tax adjustments	0.2	(3.8)	0.5	(2.6)

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$56.3	$38.9	$108.3	$82.7

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Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments	$56.3	$38.9	$108.3	$82.7

Weighted average common shares outstanding - Diluted (millions)	443.5	439.7	443.2	439.3

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	12.7	8.8	24.4	18.8

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Operating profit before income taxes	$67.5	$23.1	$224.6	$106.2

Asbestos:
Asbestos adjustments	4.1	22.4	(90.4)	(2.8)
AICF SG&A expenses	0.5	0.4	1.0	0.7
AICF interest income	(0.7)	(1.1)	(1.8)	(2.2)
New Zealand product liability expenses	0.3	5.7	4.9	5.7

Operating profit before income taxes excluding asbestos and New Zealand product liability expenses	$71.7	$50.5	$138.3	$107.6

Income tax expense	(15.6)	(8.1)	(30.5)	(22.7)
Asbestos and other tax adjustments	0.2	(3.8)	0.5	(2.6)
Income tax expense excluding tax adjustments	(15.4)	(11.9)	(30.0)	(25.3)
Effective tax rate	23.1%	35.1%	13.6%	21.4%

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments	21.5%	23.6%	21.7%	23.5%

Media Release: James Hardie – 2nd Quarter and Half Year FY14	13

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

EBIT	$ 67.8	$ 22.8	$ 224.7	$ 105.3

Depreciation and amortisation	15.2	14.7	30.6	30.1

Adjusted EBITDA	$ 83.0	$ 37.5	$ 255.3	$ 135.4

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013
General corporate costs	$ 11.2	$ 7.7	$ 18.1	$ 12.1

Excluding:
ASIC expenses	-	(0.3)	-	(0.4)
Intercompany foreign exchange gain	-	-	-	5.5
Recovery of RCI legal costs	-	2.7	-	2.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$ 11.2	$ 10.1	$ 18.1	$ 19.9

Media Release: James Hardie – 2nd Quarter and Half Year FY14	14

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2014	FY 2013	FY 2014	FY 2013

Selling, general and administrative expenses	$ 53.8	$ 56.6	$ 108.7	$ 100.9
Excluding:
New Zealand product liability expenses	(0.3)	(5.7)	(4.9)	(5.7)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$ 53.5	$ 50.9	$ 103.8	$ 95.2

Net Sales	$ 392.0	$ 334.4	$ 764.2	$ 674.1

Selling, general and administrative expenses as a percentage of net sales	13.7%	16.9%	14.2%	15.0%

Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	13.6%	15.2%	13.6%	14.1%

Media Release: James Hardie – 2nd Quarter and Half Year FY14	15

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region,, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the

Media Release: James Hardie – 2nd Quarter and Half Year FY14	16

foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in our in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie – 2nd Quarter and Half Year FY14	17